Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Meridian Gold Inc.
Commission File Number: 333-144723
Date: August 15, 2007

Conference call:	YAMANA GOLD INC. MERIDIAN FINAL OFFER CONFERENCE CALL
Time:	11h00 E.T.
Reservation No.:	21243800
Reference:	YAMANA GOLD INC.-081407-21243800
Duration:	35:00 MIN.
Date:	AUGUST 14, 2007

OPERATOR: Good morning, ladies and gentlemen.  Thank you for standing by.  I would like to welcome everyone to the conference call regarding Yamana’s extension of its offer to Meridian Gold and the increased cash consideration of CDN $4 per share.

During this conference call, certain “forward-looking statements” will be made and “forward-looking information” disclosed concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian.  Forward-looking information, statements and forward-looking information include, without limitation, statements with respect to: estimated mineral reserves and resources, production and mine life of the various mineral projects of Yamana, Northern Orion and Meridian; synergies and financial impact of the completion of the proposed acquisitions; the benefits of the acquisitions and the development potential of the properties of Yamana, Northern Orion and Meridian; future metal and ore prices, and the capital expenditures.

Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100 per cent of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third-party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transactions will be satisfied or waived.

Many of these assumptions are based on factors and events that are not within the control of Yamana on and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, without limitation, those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for Yamana filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com and the Annual Report on Form 40-F of Yamana filed with the United States Securities and Exchange Commission.

Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended, and there can be no assurance that such forward-looking statements will prove to be accurate.

Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable security laws.  You are cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.  Comparative market information is as of the date prior to this conference call.

At this time all participants are in a listen-only mode.  Following the presentation we will conduct a question-and-answer session and instructions will be provided at that time for you to queue up for questions.  If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time.

I would like to remind everyone that this conference call is being recorded and will be available for replay from Wednesday, August 15th, 2007 at 9 a.m. Eastern Time until Wednesday, August 22nd, 2007 at 11:59 p.m. Eastern Time. The replay number is 416-640-1917, or toll-free 877-289-8525, both with the pass-code 21243800#.

Conducting the conference call will be Peter Marrone, Chairman and CEO of Yamana.

I would now like to turn the call over to Peter Marrone, who will commence the conference call.  Please go ahead.

PETER MARRONE (Chairman and Chief Executive Officer, Yamana Gold Inc.): Thank you for your attendance.

I would like to begin with some general observations and then move to our deal terms and the reasons underlying our updated proposal to Meridian shareholders.

Before we then provide a formal presentation, I would then like to ask a question and at the end of the presentation perhaps, with your support and indulgence, ask that question again.

Ladies and gentlemen, this is about becoming better.  It is not about getting bigger.  It is about geographical diversification, asset diversification, metal diversification.  It is about creating more flexibility while also further assurances on sustainability and longevity.  It is a combination of growth and emerging mid-tier status with established  production. In the end, it creates what we believe to be a better company and the shareholders of all three companies will benefit as a result.

What we have successfully demonstrated at Yamana is the ability to acquire, the ability to increase the value of what we acquire, and the ability to build and operate mines.

We have demonstrated depth in exploration, acquisitions, development and operations. We have consistently delivered strong annual returns compounded over the last three years to over 65 per cent.

We are now entering a phase of solid financial performance while continuing with our growth.  Our growth is in in-situ resource and reserves and production, along with cash flow and earnings.  On a standalone basis, we are delivering a very robust return on invested capital, amongst the best in the industry.  Said another way, our earnings performance applying a multiple from Meridian as an example only to earnings would support a stock price that is a multiple of our current price.

Our production growth is over 260 per cent, based on target production to 2009, leveraging us increasingly and exclusively to gold.

What do we create? We create a dominant mid-tier producer, in stable, low cost Latin American centres, with optionality and flexibility in our asset mix and a dominant profile in production, low costs, sustainable high cash flow and free cash flow, with considerable liquidity and at a very attractive valuation with Meridian and Northern Orion shareholders receiving a premium and a value bump that we believe fundamentally will occur for the benefit of all three companies.

We have provided a variation to our offer for Meridian shares and an extension to the period for tendering under that offer.  We have increased the cash portion of our offer to $4 per share.  Our share portion of the offer does not change.  Our offer represents an increase to the cash portion of  27 per cent as compared to our original offer.

Our offer in total now represents a premium of approximately 26 per cent over Meridian’s closing share price on June 27 and a premium of approximately 28 per cent based on the then 20-day average closing price through that day.

The cash portion of our offer will be funded through a new $400 million credit facility obtained by Yamana specifically for this purpose.  We will not rely on the funds previously made available from Northern Orion.  We have waived our due diligence condition.  The terms of our consensual deal with Northern Orion remain unchanged and the Board of Northern Orion has advised us that they continue to support the transaction and unanimously recommend that their shareholders vote in favour of the arrangement at the special meeting of shareholders.

That meeting is scheduled to take place on August the 22nd, in a week.

Following an affirmative vote, it is our intention to close the arrangement with Northern Orion as soon as practicable after the successful tender for the Meridian shares.

Why are we doing this?  We have had extensive discussions with shareholders of all three companies and we have heard what they had to say.  We have said to shareholders of Meridian and Northern Orion that we would offer a fair price.  We have said to shareholders of Yamana that we would be prudent and disciplined as we have been in the past in other acquisitions.  We have also made it clear that we believe that the creation of a company like this depends on acting within a reasonable period of time and not being at this for a long period.

We also want to ensure that the Northern Orion shareholders are given time to consider this before their vote next week.  The approach today achieves these objectives, in our view.  We are not delivering a knock-out if that would require us to pay more than we should.  We are guided by what is fair to all shareholders and we believe that this is a full and fair price.  This is also a final price.

We are guided by the value bump that all shareholders should expect on completion of this deal.  This bluntly is a knock-out deal and that is and has been the message all along.  We have extended time to Meridian shareholders to further consider our proposal, a time that is reasonable for all shareholders to obtain certainty and finality.

Ladies and gentlemen, we are offering liquidity, we are offering cash and we’re offering a stronger, better gold-focused company.  We have removed conditionality and created greater certainty.  We are in rapidly changing capital markets and we offer participation in a combination that is strategic and logical and that creates a better and stronger company than Meridian standalone.

Now, I would like to go into our formal presentation that is on our website and being webcast on this call. And before proceeding to that formal presentation, let me ask the question that I began, that I said I would at the beginning of this presentation.  And that question is this:  A question in two parts.  If we came to you with a company with this profile, independently of what is happening in the transaction and what I’ve described as the noise of a normal... the normal noise of this type of transaction, would you give it the valuation at the high end and would you buy it?

And I believe that absent the customary uncertainties relating to a deal of this sort, the answer would be yes.  While I won’t take you through the presentation slide by slide, perhaps I can highlight certain points.  And again, our presentation is on our website at www.yamana.com, and can be accessed by clicking on the link provided on the homepage.  For those who are viewing the webcast, the presentation is included on the webcast.

And would you bear with me while we turn to it now. As a cautionary statement, we encourage all shareholders to review the cautionary statements in the presentation and in our notice of variation that is on the public file.

We are offering, ladies and gentlemen, if we start with page five of this presentation, meaningful performance, growth and liquidity.  As I said before, this is not about becoming bigger but becoming the go-to gold stock.  It is about creating a better company.

From the inception of this company to the date of our proposal, we have out-performed our peer group, as we show on page seven of our presentation. That is in terms of stock performance and that peer group includes Meridian with an aggregate return indexed to July of 2003 when we formed this company of over 500 per cent.

Our compounded share price annual return is approximately 65 per cent which exceeds Meridian and our peer group as we show on page 8 of our presentation.  Our market capitalization has grown to over 15 times the original market capitalization and even at current prices, in the market, our market capitalization is robust. We have grown each time our corporate transaction was completed, as you see here on page nine, as we reference RNC, Desert Sun and Viceroy, those acquisitions.

Our stock price has appreciated significantly after each of those deals as we predicted at the time of those deals.  That track record needs to be mentioned and overshadows, in our view, the Meridian acquisition track record.

Our second quarter performance demonstrates the comparative earnings and cash flow returns.  That exceeds the peer group and Meridian.  I am referring to the bar chart on page 10 of the presentation.  We are showing the impact on an assumed investment of $1,000 to show how much more robust our return is.

It is misrepresentative to show before 2007 as we were in a development phase up to the end of 2006.  We have consistently said that

2007 would become the beginning of Yamana as a company with strong financial performance; and in my view, in our collective view, we have begun to demonstrate that with our financial performance to date.

We should look at a comparison of reserves and resources per growth and this is important also.  Our resources and reserves for gold have increased as we have shown on page 12 of the presentation, compared to Meridian, which is smaller in size and in growth.

Let me point out that this is a summary, although we identify our resources and reserves by category, tonnage and grade and mine as appendixes to this presentation. And this is showing only gold, not reserves and resources of other metals. And in addition, we maintain an additional, in addition to what you see in the bar chart, an additional over 8 million ounces of inferred resources in addition to what we see in the bar chart.

So when one asks about Yamana as a gold company, clearly Yamana is a gold company. Growth should also be seen in production of gold. We demonstrated 260 per cent growth rate based on our production targets as you will observe on the next page, that is page 13.

Please bear in mind that this is for mines and assets that the company now has.  So the development risk for Yamana has already gone by and large. For Meridian, it is embarking on a growth path but it has not passed the development risk, nor does it have the assets in place to achieve its stated goals.

We offer its shareholders a clear path to those goals without the inherent risks that come from development.

I am asked about our metal mix.  We are a gold company. Our average revenue is dominantly from gold and compares to Meridian with this deal. Non-gold revenue decreases for both companies as you see in the large pie graph on the far right of page 14 that shows the gold revenue after the combination is completed. Gold revenue that will be approximately 70 per cent of the total revenue of the combined company within the average period that is shown in this page.

And we compare to our peer group, as you see on the page that follows. Please note that many of the companies with gold multiples have base metals also. The view that a gold company’s multiple decreases with non-gold metals is bluntly out of date. Our leverage is to gold, full stop.

We have four producing pure gold mines. We have a significant portion of our fifth mine that is gold.  We have a pipeline of gold and only gold development and exploration assets and we monetize the only other metal that we have, which is copper. We monetize the copper exposure to enhance our gold exposure and to apply it as a reduction to cash costs for the production of gold.

We show on page 17 and 18 some historical references to production targets and these, ladies and gentlemen, are quotes from annual reports.  And I want to focus not on page 17 as much as on page 18, which is what Yamana has said.  You will see on page 18 that we have consistently exceeded our stated gold production goals within the periods referred to.  Our stated goal at the end of 2004 was 410,000 ounces of gold production by 2007 and we are well in excess of that this year.

We targeted 750,000 ounces of gold in our 2005 annual report for 2008 and our growth target from existing mines and projects would exceed 800,000 ounces of gold production in 2008, increasing to an expected 1 million ounces of gold in 2009. We are fully funded, debt free, have a track record of successful development, commissioning and operation of large mining projects and a successful track record of integration and improvement of acquired assets.

Our company cannot be based on mining strength alone.  Yamana has demonstrated an enviable combination of operational, corporate and development expertise. We have been aggressive in management, but we have delivered results.  And we summarize this on page 19 and we encourage a more thorough review by you of our results for more detail.

So we believe that this is a winning combination that creates a stronger company.

Distinguished in production from over 900,000 ounces this year to 1.5 million ounces of gold by 2009, as we have said before, and as we state again on page 21 and following on page 22, low cash costs amongst the lowest in the industry, distinguished in cash flow with growing cash balances, distinguished in resources, production, cash flow, earnings growth on a per-share and aggregate basis with a return on invested capital that is amongst the highest in the industry.

It does not matter if we’re in Brazil and if Brazil is better than Chile, or vice-versa. What matters is that our core asset base is in some of the best Latin American countries for mining. We would have diversification, optionality and flexibility in terms of geography, geology, asset mix, and metal mix. Delivering value is about having flexibility and optionality.  And this is offered at an attractive valuation in this company.

This upside is, or should be relevant to Meridian shareholders. I am referring to the bar chart on page 24.  We are offering a price that is consistent with Meridian’s one-year target consensus from analysts but we are offering it today.  If we applied our target price based on the Meridian consensus target price, the total upside is over 70 per cent for a Meridian shareholder.  So it’s not only about the premium but where the upside will be in the Yamana shares.  That upside will be shared by Northern Orion and Yamana shareholders also.

So what do we create?  We create a dominant intermediate gold company by market capitalization initially, by market capitalization as shown on page 25 in terms of reserves, resources and production. And the information on page 26 of the presentation does not include reserves and resources of non-gold metals with one of the lowest gold cash costs after by-products consistently in 2007 and beyond, as we show on the following page, on page 27.

All of our core assets would be in the top 10 mining friendly jurisdictions so shareholders are offered quality operations in solid places for those operations.  Focus on the production growth on page 29, which summarizes what I noted before, production growing to 1.5 million ounces by 2009 without the inclusion of opportunities from other assets.  We identified some of the other assets on the far left... on the far right under “further upside”. But largely this is about financial performance and returns and growth in cash flow at sustainably high levels.

Strength in our balance sheet and growing cash balances is noted on page 30 and 31 of our presentation. I spoke of our prior deals. We completed three in 2006 and we show the market impact of these, the stock price impact of these on page 32.  Shareholders of those companies were told of the valuation upside on completion(?) and they were provided with that valuation upside, as were the shareholders of Yamana.  We all benefited and we believe that that will be true now as well. We call that a winning combination. So what is it all about?

To summarize, it’s a mix of exceptional assets that create a stronger company, fully leveraged to gold. Our focus is on gold while applying other metals and assets toward gold cash costs. This is an enviable portfolio of assets, providing flexibility, optionality and diversification.  And this, along with a quality of the assets, makes a better company and deserves a higher value. And this is on page 33 of the presentation.

This is really the message. So in terms of the component parts, El Penon is a quality mine that while it has been in production for a long time is valuable than a combined company.  Alumbrera provides sustainability of cash flow. Yamana has five producing mines and three development-stage projects. Gualcamayo is the most advanced and now the largest of these. C1–Santa Luz will follow with a feasibility study by the end of the year.

We would mature Mercedes and our other exploration assets and we believe that we can accelerate the ramp-up of expansions. Agua Rica provides us with optionality. It is a financial and valuable asset in the context of more than 5 million ounces of gold reserves. We believe the combination allows us to deal with all assets with more flexibility to deliver value to shareholders and at the end of the day, that’s what this is about.

That is true of Agua Rica, it is true of Esquel, and it is true of other assets.

In our last call, I was asked about synergies and perhaps I can explain more fully that this is not about cost savings only or standalone, although we will look to see what we can save in costs. But it is about synergies created by allowing the combined company to exploit all of its assets better, more efficiently and to create more value for shareholders, all of this in a company with a proven track record and with a profile that supports our higher valuation.

So I will summarize by asking that question again in two parts.  Does it deserve a high value and would you buy it? We are offering a full fair and final price. We have removed conditions and we have created certainty and I believe that the answer to those two questions, or the two parts of the question should be a resounding “yes” and “yes”.

And with that, ladies and gentlemen, I will open this up to the questions.

OPERATOR: Thank you. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone.  You will hear a tone acknowledging your request.  Your questions will be polled in the order they are received.  Please ensure you lift the handset if you’re using a speakerphone before pressing any keys.

Your first question comes from Trevor Turnbull.  Please go ahead.

TREVOR TURNBULL:  Good morning, Peter.  It looks like in the offer that you’ve also taken some steps this time to streamline the process a bit.  And with the shareholder vote coming on August 22nd, obviously that could lend some more clarity to the process.  Is there anything else that we should be looking for and is there anything in the way of updates that might be coming out here in the month of August on Yamana’s side?

PETER MARRONE:  We have promised the delivery of the Gualcamayo feasibility study.  You may have seen in the Argentine press that the governor of the State of San Juan has indicated support for the project.  He has won the election by a resounding margin and he was quoted in the press as saying that he supports the project and we have completed the environmental permitting process, and so we expect to deliver that feasibility study imminently.

We have elected to wait so that we can get the permit issued as well and we have elected to wait so that we could also provide an update on Amelia Ines and Magdalena while we have a scoping study.  So that would be probably the biggest impact item that we would expect to deliver between now and the end of August.

TREVOR TURNBULL:  Great.  Thank you, Peter.

PETER MARRONE:  Thank you, Trevor.

OPERATOR:  Your next question comes from Brian Christie.  Please go ahead.

BRIAN CHRISTIE:  Yes, good morning, Peter.  Just curious as to who is putting up the $400 million line of credit and was that hedging for Chapada required for that line of credit?

PETER MARRONE:  The answer to the question of hedging is no, we have never supported any requirement of any lender for hedging.  We have done it entirely on the basis of a management approach, as you’ve heard me say before, Brian.

We have zero gold hedged and we do not expect to have any gold hedged.  And the copper that we have hedged, we’ve done as part of that discipline that I referred to, to make sure that we monetize non-gold assets to ensure that we protect the downside on gold price. The facility comes from very robust lenders in the marketplace led by ABN Amro and Scotia Bank.

BRIAN CHRISTIE:  Okay.  Thanks.

OPERATOR:  Your next question comes from Rodney Stephens.  Please go ahead.  Please go ahead.

RODNEY STEPHENS:  Thank you.  Just two questions.  If you could elaborate for me, Peter, as to why, or just elaborate on why you’ve just chosen to take a separate credit facility and to not rely on the Northern Orion funds firstly?  And secondly, just elaborate on how you think you could improve on Meridian or what you can do to improve Meridian’s asset values maybe better than Meridian?

PETER MARRONE:  We, on the first question, the objective was to provide a streamlined deal and to provide certainty and to provide... We have heard what people have said about the complexity of the transaction and as was previously asked by Trevor, we’re trying to make this a relatively simple or a more simple transaction.

We’re relying on the financial wherewithal of Yamana and, as you can tell from the facility, it is robust.  And so we’re relying on the financial wherewithal of Yamana to be able to make, to complete this transaction and keeping it entirely as two separate transactions.

The on-block conclusion is a very robust company where we’re keeping the Northern Orion transaction separate from the Meridian transaction.  Largely, it was intended to say we’re removing the uncertainty, we’re removing what was perceived to be the complexity of the deal.  We’re making it substantially simpler and streamlined.

Rodney, you had a second question.

RODNEY STEPHENS:  Great.  And just if you could elaborate in what ways you could add value to Meridian’s assets maybe better than Meridian can?

PETER MARRONE:  Well, we will continue with the path that’s been undertaken on the expansion of El Penon.  We will continue to mature their exploration assets and we’ve been very successful at exploration, as you saw on the press release that was connected to our quarterly results a few weeks ago.

We’ve been able to mature C1-Santa Luz to the point of a feasibility study that is by the end of this year and we only started with C1-Santa Luz at the beginning of 2005.

So that would be our primary objective and ultimately we do need to look at what we have done in Argentina and what Northern Orion has done in Argentina and whether or not we can capitalize on some of the value that has been lost with what has historically happened in Argentina.

RODNEY STEPHENS:  Okay, thanks.

OPERATOR:  Your next question comes from Patrick Titley.    Please go ahead.

PATRICK TITLEY:  Yes, hi.  I just wanted to ask a couple of more general questions.  Firstly, is the view that gold companies can get a higher multiple if they’re bigger?

And secondly, in terms of this being a final offer for Meridian, if Meridian shareholders decide not to accept the offer, how does this affect your future strategy?  In fact, you know, obviously the Northern Orion deal goes away and you know, are there alternatives to Meridian that, you know, are anything like as good as Meridian in terms of the whole structure or does it depend on the specifics of what you see in Meridian?

PETER MARRONE:  Patrick, we believe that a multiple is not the reason why you should look at a corporate transaction.  We believe that you should look at it from the point of view of what you’re creating and then, based on what you’re creating, to determine whether or not it deserves a higher valuation.  So it’s not a question of bigger, it’s a question of better.  And I’ve consistently said that and I consistently believe in that.

We’re not becoming the biggest company in terms of production.  We’re not becoming the biggest company in terms of resources.  We’re not becoming the biggest company in terms of growth, although on the growth side, in terms of production, we are very, very robust with a 260-per-cent growth level between now and 2009.  We are becoming a better company as a result of this transaction and not just we, as Yamana, but each of the three companies is becoming a better company.

And so, on that basis, I believe fundamentally, as a shareholder of Yamana, and I believe that the shareholders of Meridian and Northern Orion will support this from their perspective.  I believe that it deserves a higher valuation as a result of what we create, which is better company with that diversification and flexibility that I referred to before. So I think that’s the reason for the increase in value.

We did not start in this transaction on the basis of do we get a value bump?  We started on the basis of what we create.  And on the basis of what we create, we thought that, in conclusion, it deserved to be at the top end of the valuation range.  And I continue to believe that today.

On the question of what do we do if the transaction doesn’t complete?  I prefer not to think of that because I think that this is compelling.  And I believe that the shareholders of Northern Orion will vote in favour of the transaction next week and the shareholders of Meridian will tender to this offer.  This is a fair deal.  It provides good value to a company that is perceived to be highly valued at the start and it provides a value upside that I think is significant.

It’s difficult for me to answer the question, Patrick, of what we do next because frankly, I think in less than a month’s time we will be discussing what we do with the integration of these assets.

PATRICK TITLEY:  Okay, thanks.

OPERATOR:  Your final question comes from Anita Soni.  Please go ahead.

ANITA SONI:  Sure.  Most of my questions have been answered, Peter, but can you just go over the terms of the credit facility that was stated in the press release?

PETER MARRONE:  Did you want to go ahead?

We have Chuck Main here.  And so what I’m going to do is turn it to Chuck so that he can give you a more detailed view of the credit facility, Anita.

CHARLES MAIN (Vice President, Finance and Chief Financial Officer, Yamana Gold Inc.):  Thank you, Peter.  The loan is a term loan amortizing equally over a five-year period.  It is an acquisition financing, specific financing so it only comes into play when we acquire 66 per cent.  It basically is Libor plus 135 basis points for six months and then it goes to a grid that is dependent on our debt to EBITDA with the low end of that grid coming in at 95 basis points.  It also gives us a fair bit of flexibility in that we can make voluntary prepayments without penalty.  So that gives us a lot of flexibility.

PETER MARRONE:  Anita, I started by saying that I believe in flexibility and optionality and that is true of everything that we try to do in this company and that is also true of what the finance department of this company has been successful in negotiating.

I hope, for the benefit of all of the shareholders on this call, they can recollect that about two and a half years ago, we borrowed on a credit facility of $100 million to finance Chapada and we borrowed it at a 12-per-cent interest rate with severe covenants.  We were required to repay it at the end of six years and we repaid it at the end of two.

We like flexibility and we like optionality and we like the ability on the other hand to also have our downside protected.  This is a five-year facility and it’s important to mention that.  But it’s a facility that is on very, very attractive terms and we have the option to prepay it early if we choose to.

ANITA SONI:  Okay.  Can you just, one last, or a couple more questions, just to clarify that Northern Orion is still contingent on the Meridian take up.  Is that... that has not changed?

PETER MARRONE:  That’s correct.  The vote of Northern Orion, if we can sequence it for you, the vote of Northern Orion will occur next week, on the 22nd, and the formalization of the plan of arrangement, it’s structured as a plan of arrangement under Canadian laws.  The formalization of that plan of arrangement would then occur after the Meridian tender, once we have gotten to the two-thirds level.

ANITA SONI:  Okay, and lastly, can you just elaborate on the statement that you made in the press release basically saying that you’d apply to six securities regulatory authorities for a cease-trade order prohibiting the trading and exercise of the rights?  I’m not quite sure I understand what that means.

PETER MARRONE: It’s worded in legal language as one would expect, but largely what we are saying is that the shareholder rights plan that Meridian has in place, we will apply to have that waived so that we can proceed with the transaction as of September the 7th.

Bearing in mind that from the date of our formal offer to September the 7th is 50 days and bearing in mind that from the date of our first announcement to the date of tender, which is September the 7th, is well in excess of 60 days, which is the timeframe that’s under the shareholder rights plan that Meridian has.

So we will be applying the securities regulatory bodies for a waiver of that and we understand that that is very typical and not unique to these circumstances and we understand and Canadian securities regulatory bodies are very supportive of the waiver of these plans.

So that’s a legal issue that we’ll follow in due course over the course of the next few weeks.

ANITA SONI: Okay, thank you very much.

PETER MARRONE: Thanks, Anita.

OPERATOR: Mr. Marrone, there are no further questions at this time. Please continue.

PETER MARRONE:  Well, I’d like to say thank you very much and I hope you support the view that I have given that this is designed to create certainty, it is designed to create an event that provides a benefit for all shareholders of all three companies and I fundamentally believe that the way to look at this is to avoid what I’ve described as the noise of a corporate transaction and to look at it from the point of view of what do we create.

And when we look at it from that point of view, if I could describe it more by analogy is if we brought this to you as shareholders, as an IPO with the profile that this company has, would you invest in it and would you consider that it would be an investment at the top end of the valuation range?

And fundamentally, my view is, and our collective view is the answer to that, as I said, is a resounding “yes”.

So with that, thank you very much for your participation in this call and we look forward to the completion of this deal.

OPERATOR: Ladies and gentlemen, this concludes the conference call for today.  Thanks for participating. You may now disconnect your lines.

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IMPORTANT NOTICE:  This communication does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer as amended by a notice of variation and extension and is mailing the offer and take-over circular and notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notice of variation and extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notice of variation and extension and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, the notice of variation and extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.